UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 29, 2010 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the audited financial statements included in the Form 20-F.

Petróleos Mexicanos hereby incorporates this report on Form 6-K by reference into the Offering Circular dated January 14, 2010, relating to its U.S. $12,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue (which we refer to as the Offering Circular). This report supersedes Petróleos Mexicanos’ report relating to its unaudited condensed consolidated results for the nine months ended September 30, 2008 and 2009, furnished to the SEC on Form 6-K on January 14, 2010.

Exchange Rates

On July 9, 2010, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 12.7823 = U.S. $1.00.

Selected Financial Data

The selected financial data as of and for the three-month periods ended March 31, 2009 and 2010 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX for the three-month periods ended March 31, 2009 and 2010.

As a result of the adoption of Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican Financial Reporting Standards (which we refer to as Mexican FRS). Because the economic environment in the three-year periods ended December 31, 2008 and 2009 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2009 and as of March 31, 2009 and 2010. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3(a) to our 2009 consolidated financial statements included in the Form 20-F for a summary of the effects of the adoption of FRS B-10 and notes 3(h), 3(p), 3(q), 3(u), 3(v) and 3(y) to our 2009 consolidated financial statements included in the Form 20-F for discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

Selected Financial Data of PEMEX

	At or for the three months ended March 31,(1)
	2009		2010
	(Unaudited; in millions of pesos)(2)
Income Statement Data Amounts in accordance with Mexican FRS:
Net sales	Ps.	226,392	Ps.	307,875
Total sales net of the IEPS tax(3)		226,392		307,875
Operating income		93,223		137,559
Comprehensive financing result		(20,271)		14,232
Net income (loss) for the period		(26,998)		1,443
Balance Sheet Data (end of period) Amounts in accordance with Mexican FRS:
Cash and cash equivalents		n.a.		118,615
Total assets		n.a.		1,325,267
Long-term debt		n.a.		528,679
Total long-term liabilities		n.a.		1,177,305
Equity (deficit)		n.a.		(66,913)
Other Financial Data Amounts in accordance with Mexican FRS:
Depreciation and amortization		23,289		22,346
Investments in fixed assets at cost		55,516		38,263

Note: n.a. = not available

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.
(2)	Stated in nominal pesos.
(3)	Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services), the rate of which was negative in the first three months of 2009 and 2010. The IEPS tax was therefore not included as part of the sales price of the products sold for these periods.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2010, as calculated in accordance with Mexican FRS.

	At March 31, 2010(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	421,327	U.S.$	34,169
Long-term domestic debt		107,352		8,706

Total long-term debt(3)		528,679		42,875

Certificates of Contribution “A”(4)		96,958		7,863
Mexican Government increase in equity of subsidiary entities		180,382		14,629
Capital stock		3,474		282
Legal reserve		918		74
Donation surplus		1,077		87
Other comprehensive income		5,337		433
Accumulated losses from prior years		(356,502)		(28,912)
Net income for the period		1,443		117

Total equity (deficit)		(66,913)		(5,427)

Total capitalization	Ps.	461,766	U.S.$	37,449

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S. $1.00 at March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since April 1, 2010, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 95,445 million (U.S. $7,740 million) at March 31, 2010.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Three Months of 2010 Compared to First Three Months of 2009

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A.

	Three months ended March 31,
	2009(1)		2010(1)(2)
	(millions of pesos or U.S. dollars)

Net sales:
Domestic	Ps.	132,983	Ps.	165,786	U.S.$	13,445
Export		92,019		140,661		11,407
Services income		1,390		1,428		116

Total		226,392		307,875		24,968
Cost of sales		(110,946)		(144,630)		(11,729)
General expenses		(22,223)		(25,687)		(2,083)
Other (expenses) revenues, net(3)		(2,883)		22,094		1,792
Comprehensive financing result(4)		(20,271)		14,232		1,154
Loss sharing in non-consolidated subsidiaries, affiliates and others		(169)		(403)		(33)

Income before taxes and duties		69,899		173,482		14,069
Taxes and duties		(96,897)		(172,039)		13,952

Net (loss) income for the period	Ps.	(26,998)	Ps.	1,443	U.S.$	117

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S. $1.00 at March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first three months of 2009 and 2010, when the IEPS tax rate was negative.
(4)	Includes exchange rate losses in the amount of Ps. 7,313 million in the first three months of 2009 and exchange rate gains in the amount of Ps. 27,533 million in the first three months of 2010.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Sales

Total sales increased by 36.0%, to Ps. 307.9 billion, in the first three months of 2010 from Ps. 226.4 billion in the first three months of 2009. The increase in total sales resulted primarily from higher prices of crude oil exports and increased domestic sales.

Domestic Sales

Domestic sales increased by 24.7% in the first three months of 2010, from Ps. 133.0 billion in the first three months of 2009 to Ps. 165.8 billion in the first three months of 2010, primarily due to increases in sales of petroleum products, dry natural gas and petrochemical products. Sales of dry natural gas increased by 18.5% in the first three months of 2010, from Ps. 16.8 billion in the first three months of 2009 to Ps. 19.9 billion in the first three months of 2010, primarily due to an 18.3% increase in the sales price.

Domestic sales of petroleum products increased by 24.0% in the first three months of 2010, from Ps. 110.8 billion in the first three months of 2009 to Ps. 137.3 billion in the first three months of 2010, primarily due to higher gasoline prices and increased sales volumes of gasoline, liquefied petroleum gas, jet fuel and diesel.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 57.4% in the first three months of 2010, from Ps. 5.4 billion in the first three months of 2009 to Ps. 8.5 billion in the first three months of 2010, due to higher prices for the main petrochemical products, which were only partially offset by a decrease in sales volume.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 52.9% in the first three months of 2010, from Ps. 92.0 billion in the first three months of 2009 to Ps. 140.7 billion in the first three months of 2010, primarily due to increases in export sales of crude oil, condensate, petroleum products and petrochemical products, which were partially offset by a decrease in dry natural gas export sales.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to collectively as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 54.5% in the first three months of 2010, from Ps. 77.0 billion in the first three months of 2009 to Ps. 119.0 billion in the first three months of 2010. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 76.7% in the first three months of 2010, from U.S. $4.3 billion in the first three months of 2009 to U.S. $7.6 billion in the first three months of 2010.

Crude oil and condensate export sales accounted for 86.5% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2010, as compared to 83.9% in the first three months of 2009. Crude oil and condensate export sales increased in peso terms by 59.3% in the first three months of 2010, from Ps. 64.6 billion in the first three months of 2009 to Ps. 102.9 billion in the first three months of 2010, primarily due to an increase in the weighted average Mexican crude oil basket export price, which was only partially offset by a decrease in total sales volume.

Export sales of petroleum products represented 12.8% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2010, as compared to 15.3% in the first three months of 2009. Export sales of petroleum products increased by 28.8% in the first three months of 2010, from Ps. 11.8 billion in the first three months of 2009 to Ps. 15.2 billion in the first three months of 2010, primarily due to price increases that were only partially offset by a decrease in export volume.

Export sales of natural gas represented 0.2% of total export sales (excluding the trading activities of the PMI Group) in the first three months of 2010, as compared to 0.5% in the first three months of 2009. Export sales of natural gas decreased by 25.0% in the first three months of 2010, from Ps. 0.4 billion in the first three months of 2009 to Ps. 0.3 billion in the first three months of 2010, due to reduced availability, as a result of higher demand in the Mexican electricity sector.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2009 and 2010 (0.3% and 0.5%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 500.0% in the first three months of 2010, from Ps. 0.1 billion in the first three months of 2009 to Ps. 0.6 billion in the first three months of 2010, primarily as a result of increases in prices and export volume.

Services Income

Services income increased by 2.9% in the first three months of 2010, from Ps. 1.39 billion in the first three months of 2009 to Ps. 1.43 billion in the first three months of 2010, primarily as a result of higher fees charged by Pemex-Refining to third parties for freight services.

Costs of Sales

Costs of sales increased by 30.4% in the first three months of 2010, from Ps. 110.9 billion in the first three months of 2009 to Ps. 144.6 billion in the first three months of 2010. This increase was primarily due to a Ps. 33.7 billion increase in imported products purchases.

General Expenses

General expenses increased by 15.8% in the first three months of 2010, from Ps. 22.2 billion in the first three months of 2009 to Ps. 25.7 billion in the first three months of 2010. This increase was primarily due to a Ps. 3.5 billion increase in the net cost for the period of employee benefits.

Other Revenues (Expenses), Net

Other revenues, net, increased by Ps. 25.0 billion in the first three months of 2010, from net expenses of Ps. 2.9 billion in the first three months of 2009 to net revenues of Ps. 22.1 billion in the first three months of 2010, primarily due to a larger IEPS tax credit, which amounted to Ps. 20.4 billion in the first three months of 2010, as compared to Ps. 0.3 billion in the first three months of 2009.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gains or losses. A substantial portion of our indebtedness (79.6% as of March 31, 2010) is denominated in U.S. dollars, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange gain and lower peso-denominated interest expense.

Our gains associated with comprehensive financing result increased by Ps. 34.5 billion in the first three months of 2010, from expenses of Ps. 20.3 billion in the first three months of 2009 to gains of Ps. 14.2 billion in the first three months of 2010, primarily as a result of foreign exchange rate gains as a result of the appreciation of the Mexican peso against the U.S. dollar during the period, as compared to a depreciation of the Mexican peso against the U.S. dollar during the first quarter of 2009.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 77.5% in the first three months of 2010, from Ps. 96.9 billion in the first three months of 2009 to Ps. 172.0 billion in the first three months of 2010, largely due to higher reference prices. Taxes and duties represented 55.9% of total sales in the first three months of 2010, as compared to 42.8% in the first three months of 2009, due to an increase in the Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty).

Net Income (Loss)

In the first three months of 2010, we reported net income of Ps. 1.4 billion on Ps. 307.9 billion in total revenues, as compared to a net loss of Ps. 27.0 billion on Ps. 226.4 billion in total revenues in the first three months of 2009. This reversal from a net loss to net income was primarily a result of increased crude oil export sales, foreign exchange gains, increased domestic sales and an increase in other revenues.

Liquidity and Capital Resources

Financing Activities

2010 Financing Activities. During the period from June 1 to June 30, 2010, Petróleos Mexicanos obtained U.S. $53.7 million in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing our projects.

For a description of our commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.

Funds from Operating, Financing and Investing Activities

Our net cash flows from operating activities were Ps. 3.5 billion in the first three months of 2010, as compared to Ps. 22.5 billion in the first three months of 2009, primarily due to taxes and duties corresponding to our 2009 results that were paid during the period. Our net cash flows used for investing activities were Ps. 38.3 billion, corresponding to acquisitions of fixed assets.

At March 31, 2010, our cash and cash equivalents totaled Ps. 118.6 billion, as compared to Ps. 143.0 billion at March 31, 2009. Based on past experience, we expect to generate sufficient working capital through:

•	cash flows generated from operations;

•	the issuance of certificados bursátiles (publicly-traded notes) in the Mexican market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other financing activities.

Indebtedness

As of March 31, 2010, our total indebtedness was U.S. $50.6 billion, U.S. $42.9 billion of which was long-term debt and
U.S. $7.7 billion of which was short-term debt. Approximately 42.7% of our total indebtedness as of March 31, 2010 accrued interest at variable rates.

Business Overview

Production

Set forth below is selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2009		2010
Operating Highlights
Production
Crude oil (tbpd)		2,667		2,607
Natural gas (mmcfpd)		7,018		6,946
Petroleum products (tbpd)		1,385		1,308
Petrochemicals (mt)(1)		1,140		1,064

Average crude oil exports (tbpd)
Olmeca		97		191
Isthmus		7		60
Maya(2)		1,175		1,004

Total		1,279		1,255

Value of crude oil exports (in millions of U.S. dollars)	U.S.$	4,534	U.S.$	8,036

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	45.61	U.S.$	78.11
Isthmus		41.37		75.64
Maya		38.92		70.03
Weighted average price(4)		39.41		71.53

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S.$	43.20	U.S.$	78.84

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day mmcfpd = millions of cubic feet per day mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	Average price during period indicated based on billed amounts.
(4)	On July 12, 2010, the weighted average price of PEMEX’s crude oil export mix was U.S. $74.87 per barrel.
(5)	On July 12, 2010, the West Texas Intermediate crude oil spot price was U.S. $67.15 per barrel.

Source: Petróleos Mexicanos.

Crude oil production decreased by 2.2% in the first three months of 2010, from 2,667 thousand barrels per day in the first three months of 2009 to 2,607 thousand barrels per day in the first three months of 2010. Production of heavy crude oil decreased by 9.4% in the first three months of 2010, primarily due to lower production at the Cantarell project resulting from its decline, and to the shutdown of wells at the same project because of an increase in the oil-gas ratio. The decline of the Cantarell project was partially offset by a 6.4% increase in production at the Ku-Maloob-Zaap (which we refer to as KMZ) project, which reached a new maximum historical production level of 882 thousand barrels per day on January 16, 2010. Production of light crude oil increased by 2.9% in the first three months of 2010, primarily due to higher production at the Integral Yaxché and Ixtal-Manik projects in the Southwestern Marine region. Production of extra-light crude oil increased by 28.5% in the first three months of 2010, due to the completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern region, as well as in the Crudo Ligero Marino project in the Southwestern Marine region.

Natural gas production decreased by 1.0% in the first three months of 2010, from 7,018 million cubic feet per day in the first three months of 2009 to 6,946 million cubic feet per day in the first three months of 2010. The production of associated natural gas decreased by 3.9% in the first three months of 2010, primarily due to the undertaking of optimization works in the transition zone, which is where gas- and oil-producing areas meet, at the Cantarell project. In contrast, production of non-associated natural gas increased by 4.2% in the first three months of 2010, primarily due to the completion of wells in the Burgos project in the Northern region. During the first three months of 2010, the Burgos and Veracruz projects reached a combined production level of 2,434 million cubic feet per day, representing 35% of total natural gas production. On February 1, 2010, the Burgos project reached its maximum historical production level of 1,624 million cubic feet per day.

Production of petroleum products decreased by 5.6% in the first three months of 2010, from 1,385 thousand barrels per day in the first three months of 2009 to 1,308 thousand barrels per day in the first three months of 2010. This decrease was primarily due to lower gasoline and diesel production, because of decreased crude oil processing due to an increase in non-scheduled maintenance activity.

Petrochemical production decreased by 6.7% in the first three months of 2010, from 1,140 thousand tons in the first three months of 2009 to 1,064 thousand tons in the first three months of 2010. This decrease was primarily a result of:

•	a decrease in production of methane derivatives, particularly ammonia, due to non-scheduled maintenance activity in the Ammonia VI plant of the Cosoleacaque Petrochemical Complex;

•	a decrease in production of aromatics and derivatives, primarily due to decreased production of high-octane hydrocarbons because of a change in the production scheme for imported naphtha; and

•	an increase in production of ethane derivatives, particularly ethylene oxide and vinyl chloride.

Legal Proceedings

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

As of the date of this report, we are involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of March 31, 2010 totaled approximately Ps. 65.3 billion. As of March 31, 2010, we had accrued a reserve of Ps. 12.7 billion for these contingent liabilities.

Directors, Senior Management and Employees

On June 30, 2010, the Boards of Directors of the four subsidiary entities, each composed in accordance with the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), were installed.

The President of the United Mexican States (which we refer to as Mexico) appointed the following members to the Board of Directors of Pemex-Exploration and Production:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Exploration and Production and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Exploration and Production and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Exploration and Production and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Secretaría de Energía (Ministry of Energy);

•

Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit);

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Exploration and Production and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Mr. Jaime Enrique Zabludowsky Kuper, professional member of the Board of Directors of Pemex-Exploration and Production; and

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Pemex-Exploration and Production and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Refining:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Refining and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Refining and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Refining and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Refining and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Refining and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Antonio Vivanco Casamadrid, Board Member of Pemex-Refining and Chief of Staff of the President of Mexico;

•	Mr. Ricardo Samaniego Breach, professional member of the Board of Directors of Pemex-Refining; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Pemex-Refining and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Gas and Basic Petrochemicals:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Gas and Basic Petrochemicals and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Gas and Basic Petrochemicals and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Gas and Basic Petrochemicals and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Gas and Basic Petrochemicals and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Ms. María de Lourdes Dieck Assad, professional member of the Board of Directors of Pemex-Gas and Basic Petrochemicals; and

•	Mr. Fluvio César Ruiz Alarcón, professional member of the Board of Directors of Pemex-Gas and Basic Petrochemicals and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Petrochemicals:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Petrochemicals and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Petrochemicals and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Petrochemicals and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Petrochemicals and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Petrochemicals and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Petrochemicals and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Ms. María de Lourdes Dieck Assad, professional member of the Board of Directors of Pemex- Petrochemicals; and

•	Mr. Fluvio César Ruiz Alarcón, professional member of the Board of Directors of Pemex-Petrochemicals and professional member of the Board of Directors of Petróleos Mexicanos.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

The Partido Acción Nacional (National Action Party, or PAN) currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence for Democracy), holds one state governorship. The Partido Revolucionario Institiucional (Institutional Revolutionary Party, or PRI) holds the remaining 19 of the 31 state governorships. Local elections for 12 state governorships were held in Mexico on July 4, 2010. According to preliminary results released on July 6, 2010, a coalition comprised of the PRI and the Partido Verde Ecologista de México (Ecologist Green Party of Mexico) captured nine state governorships, while a coalition formed by the PAN, PRD and Convergence for Democracy won three state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s Gross Domestic Product (GDP) decreased by 6.5% in real terms during 2009, as compared to 2008. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. The recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. During 2009, the public administration sector increased by 3.7%; the agriculture, forestry, fishing and hunting sector increased by 1.8%; the information sector increased by 1.6%; the utilities sector increased by 1.2% and the mining sector increased by 1.0%, each in real terms as compared to 2008. In contrast, the wholesale and retail trade sector decreased by 14.5%; the manufacturing sector decreased by 10.2%; the accommodation and food services sector decreased by 9.6%; the transportation and warehousing sector decreased by 8.1%; the construction sector decreased by 7.5%; the professional, scientific and technical services sector decreased by 5.7%; the administrative support, waste management and remediation services sector decreased by 5.4%; the real estate, rental and leasing sector decreased by 5.3%; the education services sector decreased by 4.5%; the finance and insurance sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.7%; the arts, entertainment and recreation sector decreased by 2.3%; the health care and social assistance sector decreased by 0.1% and the other services (except public administration) sector decreased by 2.7%, each in real terms as compared to 2008.

According to preliminary figures, Mexico’s GDP grew by 4.3% during the first three months of 2010, as compared to the first three months of 2009. The wholesale and retail trade sector increased by 13.4%; the manufacturing sector increased by 9.9%; the transportation and warehousing sector increased by 5.8%; the information sector increased by 4.6%; the mining sector increased by 3.9%; the real estate, rental and leasing sector increased by 2.4%; the utilities sector increased by 1.7%; the health care and social assistance sector increased by 1.0%; the finance and insurance sector increased by 0.5%; and the public administration sector increased by 0.3%, each in real terms as compared to the first three months of 2009. In contrast, the professional, scientific and technical services sector decreased by 5.2%; the construction sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.0%; the accommodation and food services sector decreased by 1.8%; the arts, entertainment and recreation sector decreased by 1.6%; the agriculture, forestry, fishing and hunting sector decreased by 1.5%; the administrative support, waste management and remediation services sector decreased by 0.7%; the education services sector decreased by 0.4% and the other services (except public administration) sector decreased by 0.7%, each in real terms as compared to the first three months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First Three Months of 2010(1)(2)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	4.3%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	(1.5)
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	3.9
Utilities	2.0	12.2	3.7	(2.3)	1.2	1.7
Construction	3.9	7.8	4.4	0.6	(7.5)	(3.8)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	9.9
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	13.4
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	5.8
Information	8.6	10.7	11.6	8.0	1.6	4.6
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	0.5
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	2.4
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(5.2)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(3.0)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	(0.7)
Education services	2.1	0.1	1.8	1.6	(4.5)	(0.4)
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	1.0
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	(1.6)
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	(1.8)
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(0.7)
Public administration	2.1	0.1	2.1	1.2	3.7	0.3

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first three months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.

For the first five months of 2010, inflation was 1.4%, 0.3 percentage points higher than for the same period of 2009.

Interest Rates

During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.

During the first five months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 6.6% and on 91-day Cetes of 6.7% during the same period of 2009. On July 1, 2010, the 28-day Cetes rate was 4.6% and the 91-day Cetes rate was 4.6%.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.

At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.

The M1 money supply at May 31, 2010 was 4.7% greater in real terms, as compared with the M1 money supply at May 31, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at May 31, 2010 was 5.1% greater in real terms than at May 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at May 31, 2010 was 6.7% greater in real terms than the amount of checking account deposits denominated in pesos at May 31, 2009.

At May 31, 2010, financial savings were 5.1% greater in real terms than financial savings at May 31, 2009. Savings generated by Mexican residents were 2.5% greater in real terms and savings generated by non-residents were 50.4% greater in real terms at May 31, 2010 than their respective levels at May 31, 2009.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At June 29, 2010, the monetary base totaled Ps. 576.7 billion, an 8.8% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the corto or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of June 18, 2010, the overnight funding rate remained at 4.50%.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.

The Securities Market

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At June 29, 2010, the Mexican Stock Market Index stood at 31,473.2 points, representing a 2.0% decrease from the level at December 31, 2009.

Banking Supervision and Support

At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.2% at December 31, 2009, as compared to 3.3% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At March 31, 2010, the total amount of past-due loans of commercial banks was Ps. 54.5 billion, as compared to Ps. 60.6 billion at December 31, 2009. At March 31, 2010, the total loan portfolio of the banking system was 2.5% lower in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.9% at March 31, 2010, as compared to 3.2% at December 31, 2009. The amount of loan loss reserves held by commercial banks totaled Ps. 100.5 billion at March 31, 2010, as compared to Ps.105.3 billion at December 31, 2009. At this level, commercial banks had reserves covering 184.5% of their past-due loans at March 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0% and non-petroleum exports decreased by 17.4%, each as compared with 2008. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, as compared with exports of manufactured goods during 2008.

According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008. During 2009, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.

During the first five months of 2010, according to preliminary figures, Mexico registered a trade surplus of U.S. $653 million, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. Merchandise exports increased by 38.0% during the first five months of 2010, to U.S. $116.3 billion, as compared to U.S. $84.3 billion for the same period of 2009. During the first five months of 2010, petroleum exports increased by 68.9%, while non-petroleum exports increased by 33.8%, each as compared to the same period of 2009. Exports of manufactured goods, which represented 81.1% of total merchandise exports, increased by 34.5% during the first five months of 2010, as compared with exports of manufactured goods during the same period of 2009.

During the first five months of 2010, according to preliminary figures, total imports increased by 34.5%, to U.S. $115.6 billion, as compared to U.S. $85.9 billion for the same period of 2009. During the first five months of 2010, imports of intermediate goods increased by 40.9%, imports of capital goods decreased by 3.5% and imports of consumer goods increased by 38.9%, each as compared to the first five months of 2009.

Balance of International Payments

According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.6 billion, as compared to a deficit of U.S. $16.2 billion in 2008. The capital account registered a surplus during 2009 of U.S. $15.6 billion, as compared with a surplus of U.S. $25.1 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.8 billion during 2009 as compared with U.S. $28.5 billion during 2008, and was composed of foreign direct investment totaling U.S. $12.5 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.

According to preliminary figures, during the first quarter of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $765.2 million, as compared to a deficit of U.S. $1.3 billion in the same period of 2009. The capital account registered a surplus of U.S. $7.6 billion during the first three months of 2010, as compared with a deficit of U.S. $2.7 billion during the same period of 2009. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.1 billion during the first three months of 2010 as compared with U.S. $2.8 billion during the same period of 2009, and was composed of foreign direct investment totaling U.S. $4.3 billion and net foreign portfolio investment inflows totaling U.S. $9.8 billion.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At July 2, 2010, Mexico’s international reserves totaled U.S. $101.5 billion, an increase of U.S. $10.6 billion as compared to international reserves at December 31, 2009. At June 25, 2010, the net international assets of Banco de México totaled U.S. $104.6 billion, an increase of U.S. $4.7 billion as compared to net international assets at December 31, 2009.

On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (which we refer to as the IMF) renew the approximately U.S. $48 billion contingent credit line granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line.

In October 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. In March 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 8, 2010, Banco de México announced that it was suspending the depreciation-contigent auctions as from April 12, 2010. From October 9, 2008 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to June 29, 2010, Banco de México auctioned an aggregate U.S. $2.4 billion in options through this mechanism and as of June 29, 2010, Banco de México had purchased an aggregate of U.S. $1.7 billion pursuant to the exercise of these options by their holders.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $12.5 billion as compared with U.S. $23.7 billion during 2008. Of the 2009 total amount, 38.9% was directed to manufacturing, 20.7% to financial services, 10.1% to commerce, 0.5% to transportation and communications, 4.8% to mining, 3.9% to construction, 0.1% to farming and 21.1% to other services. By country of origin, during 2009, 48.7% came from the United States, 18.4% from Spain, 12.5% from the Netherlands, 9.8% from Canada, 2.3% from the United Kingdom, 1.3% from Singapore, 1.3% from Japan, 1.1% from Luxembourg and 4.6% from other countries.

According to preliminary figures, during the first quarter of 2010, direct foreign investment in Mexico notified to the National Foreign Investment Registry totaled approximately U.S. $4.3 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 30, 2010 (to take effect on the second business day thereafter) was Ps. 12.8441 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP, which exceeded the approved budgetary deficit by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program, as a result of which investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during the first quarter of 2010, the public sector balance recorded a surplus of Ps. 11.3 billion, as compared to the deficit of Ps. 38.3 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 71.9 billion, an increase of Ps. 59.9 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms, which was only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first three months of 2010, public sector budgetary revenues increased by 8.0% in real terms as compared to the same period of 2009 due to an increase in oil revenues of 17.7% in real terms and an increase in non-oil tax revenues of 10.2% in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 5.0% during the first three months of 2010 from approximately 6.7% during the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

According to preliminary figures, at March 31, 2010, public sector budgetary expenditures increased by 0.3% in real terms from the amount at March 31, 2009. In the first three months of 2010, public sector financing cost decreased by 17.0% in real terms as compared to the same period of 2009.

At March 31, 2009, the balance of the Oil Revenues Stabilization Fund totaled Ps. 25.4 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.0 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 58.7 billion.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the 2010 Budget) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008, 2009 and the first quarter of 2010, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008, 2009 and the First Quarter of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	First Quarter of 2010 Results(2)	2009 Budget(3)		2010 Budget(6)
Real GDP growth (%)	1.5%	(6.5)%	4.3%	1.8%		3.9%	(7)
Increase in the national consumer price index (%)	6.5%	3.6%	2.4%	3.8%		3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.35	$57.44	$71.39	$70.00	(4)	$59.00	(4)
Current account deficit as % of GDP	1.5%	0.6%	0.1%	n.a.		n.a.
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	12.8	11.7		13.8
Average rate on 28-day Cetes (%)	7.7%	5.4%	4.5%	8.0%		4.5%
Public sector balance as % of GDP(5)	(0.1)%	(2.3)%	0.1%	(1.8)%		(0.7)%
Primary balance as % of GDP(5)	1.8%	(0.1)%	0.4%	0.5%		(0.5)%

Note: n.a. = not available

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first quarter of 2010, the public sector overall balance registered a surplus of Ps. 11.3 billion, as compared with a deficit of Ps. 38.3 billion in the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 71.1 billion, Ps. 60.4 billion greater than the Ps. 10.7 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 45.4 billion for the first quarter of 2010, as compared with the deficit of Ps. 234.7 million registered for the same period of 2009.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at March 31, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2009, the net internal debt of the Government totaled Ps. 2,471.3 billion, as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. At December 31, 2009, the gross internal debt of the Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.

According to preliminary figures, at March 31, 2010, the net internal debt of the Government totaled Ps. 2,497.3 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At March 31, 2010, the gross internal debt of the Government totaled Ps. 2,841.4 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at March 31, 2010, Ps. 400.8 billion represented short-term debt and Ps. 2,440.6 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The average maturity of the Government’s internal debt increased by 0.09 years during the first quarter of 2010, from 6.34 years at December 31, 2009 to 6.43 years at March 31, 2010. The Government’s financing costs on internal debt totaled Ps. 12.5 billion for the first three months of 2010 a decrease of 17.2%, as compared to the same period of 2009.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31										March 31,
	2005		2006		2007		2008		2009(2)		2010(2)
	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)
Gross Debt
Government Securities	Ps. 1,173.3	94.5	Ps. 1,569.9	93.9	Ps. 1,795.8	94.7	Ps. 2,021.2	84.2	Ps.2,379.3	88.0	Ps.2,517.2	88.6
Cetes	288.2	23.2	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	505.9	17.8
Floating Rate Bonds	287.6	23.2	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	242.9	8.5
Inflation-Linked Bonds	95.3	7.7	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	476.3	16.8
Fixed Rate Bonds	502.2	40.4	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,292.2	45.5
Other	68.8	5.5	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	324.3	11.4

Total Gross Debt	Ps. 1,242.2	100.0	Ps. 1,672.8	100.0	Ps. 1,896.3	100.0	Ps. 2,401.3	100.0	Ps. 2,702.8	100.0	Ps. 2,841.4	100.0

Net Debt
Financial Assets(3)	(58.8)		(125.7)		(107.9)		(68.6)		(231.4)		(344.1)

Total Net Debt	Ps. 1,183.3		Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,497.3

Gross Internal Debt/GDP		12.8%		15.6%		16.1%		19.8%		22.9%		23.1%
Net Internal Debt/GDP		12.2%		14.4%		15.2%		19.2%		20.9%		20.3%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at March 31, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at March 31, 2010, outstanding public sector gross external debt equaled U.S. $96.8 billion, an increase of approximately U.S. $419.3 million from U.S. $96.4 billion at December 31, 2009, primarily due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.9 billion represented long-term debt while U.S. $1.9 billion represented short-term debt.

According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.

According to preliminary figures, at March 31, 2010, commercial banks held approximately 18.6% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.6%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.6% of nominal GDP, an increase of 5.6 percentage points as compared to December 31, 2008.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2010 represented approximately 30.5% of nominal GDP, a decrease of 0.1 percentage points as compared to December 31, 2009.

The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
March 31, 2010(4)		46,957		41,974		5,968		94,899		1,874		96,773

By Currency(3)

	December 31,										March 31,
	2005		2006		2007		2008		2009(4)		2010(4)
	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)
U.S. dollars	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9	80,077	82.8
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,498	4.6
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	716	0.7	858	0.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	1,981	2.1	1,862	1.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,478	9.8

Total	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0	96,773	100.0

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.

On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.

On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.00% for a tenor of 10 years.

On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos (government bonds denominated in UDIs, a unit of account whose value in pesos is indexed to inflation on a daily basis). These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.

On April 13, 2010, Mexico issued U.S. $1 billion of its 6.05% Global Notes due 2040. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 6.218% for a tenor of 30 years.

On July 6, 2010, Mexico issued in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2015. These bonds give investors a yield to maturity of 6.13% for a tenor of 5 years.

Rating Agency Considerations

On August 5, 2009, Moody’s Investors Services (which we refer to as Moody’s) affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency Issuer Default Rating (IDR) to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘BBB+’ from ‘A-,’ with a stable outlook. On December 14, 2009, Standard & Poor’s (which we refer to as S&P) downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘A’ from ‘A+,’ with a stable outlook.

Annex A

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2010 AND DECEMBER 31, 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	2010		2009
Current assets:
Cash and cash equivalents (Note 5)	Ps.	118,615,021	Ps.	128,179,628
Accounts, notes receivable and other, net (Note 6)		171,531,458		184,613,982
Inventories, net (Note 7)		37,860,895		36,903,080

Total current assets		328,007,374		349,696,690
Investments in shares of non-consolidated subsidiaries, affiliates and others		9,128,972		9,762,401
Wells, pipelines, properties, plant and equipment, net (Note 8)		981,497,447		967,591,500
Other assets, net		6,632,874		4,986,588

Total assets	Ps.	1,325,266,667	Ps.	1,332,037,179

Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	95,445,445	Ps.	102,600,324
Suppliers		50,983,431		63,277,711
Accounts payable and other		30,656,334		28,629,056
Taxes and duties payable		37,789,222		48,453,301

Total current liabilities		214,874,432		242,960,392

Long-term liabilities:
Long-term debt (Note 9)		528,678,836		529,258,434
Reserve for employee benefits		592,504,784		576,200,934
Reserve for sundry creditors and other		49,332,039		43,524,319
Deferred taxes		6,789,580		6,933,120

Total long-term liabilities		1,177,305,239		1,155,916,807

Total liabilities		1,392,179,671		1,398,877,199

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		180,382,301		180,382,301
Equity		3,474,175		3,546,159
Legal reserve		917,757		987,535
Donation surplus		1,076,510		1,004,346
Comprehensive result		5,336,873		6,783,643
Accumulated losses:
From prior years		(356,501,997)		(261,839,979)
Net income (loss) for the three-month period ended March 31, 2010 and year ended December 31, 2009		1,443,384		(94,662,018)

Total equity (deficit)		(66,913,004)		(66,840,020)

Commitments and contingencies (Notes 11 and 12)		—		—

Subsequent events (Note 14)		—		—

Total liabilities and equity	Ps.	1,325,266,667	Ps.	1,332,037,179

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	2010		2009
Net sales:
Domestic	Ps.	165,785,632	Ps.	132,982,540
Export		140,661,310		92,019,253
Services income		1,428,240		1,389,983

Total revenues		307,875,182		226,391,776
Cost of sales		144,629,859		110,945,736

Gross income		163,245,323		115,446,040

General expenses:
Transportation and distribution expenses		7,693,037		7,284,683
Administrative expenses		17,993,638		14,938,741

Total general expenses		25,686,675		22,223,424

Operating income		137,558,648		93,222,616

Other revenues (expenses), net		22,094,136		(2,883,103)
Comprehensive financing result, net		14,232,478		(20,270,751)
Loss sharing in non-consolidated subsidiaries, affiliates and others		(402,878)		(169,496)

Income before taxes and duties		173,482,384		69,899,266
Taxes and duties		172,039,000		96,896,795

Net income (loss) for the period	Ps.	1,443,384	Ps.	(26,997,529)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	2010	2009
Operating activities:
Net income before taxes and duties (reconciled from accruals)	Ps.162,127,937	Ps.77,831,199
Items with no effect on cash:
Net periodic cost of employee benefits	29,412,819	24,092,555
Activities related to investing activities:
Depreciation and amortization	22,345,608	23,288,609
Loss sharing in non-consolidated subsidiaries, affiliates and others	402,878	169,496
Loss on disposal of fixed assets	137,186	627,192
Unsuccessful wells	1,874,200	—
Activities related to financing activities:
Loss from foreign exchange fluctuations	(34,621,917)	(7,550,075)
Interest loss	534,692	1,248,638

	182,213,403	119,707,614
Funds provided by (used in) operating activities:
Financial instruments/derivatives	6,921,151	8,518,067
Accounts, notes receivable and other, net	8,709,081	(10,442,826)
Inventories	(957,815)	(2,935,354)
Other assets	(1,646,286)	3,980,090
Suppliers	(12,294,280)	3,537,987
Other accounts payable	(696,983)	6,194,487
Taxes payable	(171,348,632)	(101,607,296)
Reserve for sundry creditors and other	5,807,722	5,694,419
Contributions and payments for employee benefits	(13,108,969)	(10,316,866)
Deferred income taxes	(143,540)	148,270

Net cash flows from operating activities	3,454,852	22,478,592

Investing activities:
Acquisitions of fixed assets	(38,262,941)	(55,515,584)

Net cash flows from investing activities	(38,262,941)	(55,515,584)

Cash flow to be obtained financing activities	(34,808,089)	(33,036,992)

Financing activities:
Proceeds from new long-term financing	51,488,404	47,863,475
Financing payments	(26,244,922)	(1,097,190)
Increase in equity of Subsidiary Entities	—	15,095,510

Net cash flows from financing activities	25,243,482	61,861,795

Net (decrease) increase in cash and cash equivalents	(9,564,607)	28,824,803
Cash and cash equivalents at the beginning of the period	128,179,628	114,224,395

Cash and cash equivalents at the end of the three-month periods ended March 31, 2010 and 2009	Ps.118,615,021	Ps.143,049,198

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

1—APPROVAL:

On June 28, 2010, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2—BASIS OF PRESENTATION:

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (each as defined below and, together with Petróleos Mexicanos, “PEMEX”) as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 are unaudited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and the related notes to “pesos” or “Ps.” refer to Mexican pesos and references to “dollars” or “U.S. $” refer to dollars of the United States of America. For accounting purposes, the functional currency of PEMEX is the Mexican peso.

For purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with PEMEX’s audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2009.

3—SIGNIFICANT ACCOUNTING POLICIES:

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Financial Reporting Standards Board, or “CINIF”).

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (the “NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

These condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Subsidiary Entities are as follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Pemex Project Funding Master Trust (the “Master Trust”) (i.); Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”) (i.); RepCon Lux, S.A. (“RepCon Lux”) (ii.) and Pemex Finance, Ltd.

i.	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”). Amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

ii.	Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol YPF, S.A. The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Therefore, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008, the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Until December 31, 2007, the result of this calculation was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(f) Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

During the construction period, the comprehensive financing result directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment.

(g) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset’s carrying value exceeds its fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(h) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(i) Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(j) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(k) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(l) Revenue recognition

For all export products, risk of loss and ownership (title) are transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership are transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(m) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect, plus the effect of valuation of financial instruments designated as hedges.

(n) Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and the valuation effects of financial instruments.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Reclassifications

PEMEX’s condensed consolidated financial statements as of March 31, 2009 have been reclassified in certain accounts with the purpose of making them comparable with the condensed consolidated financial statements as of March 31, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

4—FOREIGN CURRENCY EXPOSURE:

As of March 31, 2010 and December 31, 2009, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities denominated in foreign currencies as follows:

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of March 31, 2010:
U.S. dollars	4,436,547	(27,219,528)	(22,782,981)	12.3306	Ps.	(280,927,826)
Japanese yen	—	(203,789,404)	(203,789,404)	0.1321		(26,920,580)
Pounds sterling	3,631	(784,219)	(780,588)	18.7179		(14,610,968)
Euros	16,748	(4,435,625)	(4,418,877)	16.6759		(73,688,751)
Swiss francs	509,621	(1,013,985)	(504,364)	11.7156		(5,908,927)
Canadian dollars	79	(2,582)	(2,503)	12.1412		(30,389)

Total liability position, before foreign currency hedging					Ps.	(402,087,441)

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of December 31, 2009:
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps.	(239,693,170)
Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404		(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859		(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353		(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378		(4,436,790)
Canadian dollars	—	(14,418)	(14,418)	12.4665		(179,742)

Total liability position, before foreign currency hedging					Ps.	(374,095,399)

5—CASH AND CASH EQUIVALENTS:

As of March 31, 2010 and December 31, 2009, cash and cash equivalents were as follows:

	As of March 31, 2010		As of December 31, 2009
Cash in banks	Ps.	82,732,830	Ps.	97,387,736
Other highly liquid instruments		35,882,191		30,791,892

Total	Ps.	118,615,021	Ps.	128,179,628

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

6—ACCOUNTS, NOTES RECEIVABLE AND OTHER, NET:

As of March 31, 2010 and December 31, 2009, accounts, notes receivable and other, net, were as follows:

	As of March 31, 2010		As of December 31, 2009
Trade—Domestic	Ps.	49,729,552	Ps.	38,142,868
Trade—Foreign		41,820,635		39,082,063
Negative IEPS credit		1,164,680		5,643,549
Employees and officers		4,339,839		4,476,052
Specific funds		11,965,104		31,580,688
Advance payments of taxes		715,453		3,834,687
Other accounts receivable		63,252,657		63,208,924
Less:
Allowance for doubtful accounts		(1,456,462)		(1,354,849)

Total	Ps.	171,531,458	Ps.	184,613,982

7—INVENTORIES:

As of March 31, 2010 and December 31, 2009, inventories were as follows:

	As of March 31, 2010		As of December 31, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps.	33,285,539	Ps.	31,878,174
Materials and supplies in stock		5,684,418		6,382,505
Materials and products in transit		136,928		107,735
Less:
Allowance for slow-moving and obsolete inventory		(1,245,990)		(1,465,334)

Total	Ps.	37,860,895	Ps.	36,903,080

8—WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT:

As of March 31, 2010 and December 31, 2009, the components of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of March 31, 2010		As of December 31, 2009
Plants	Ps.	426,672,771	Ps.	423,699,655
Drilling equipment		25,302,027		25,713,299
Pipelines		308,729,003		308,025,098
Wells		709,270,733		678,534,523
Buildings		55,703,206		55,713,561
Offshore platforms		192,462,621		189,729,704
Furniture and equipment		39,415,802		39,587,111
Transportation equipment		18,312,797		18,437,580

		1,775,868,960		1,739,440,531
Less:
Accumulated depreciation and amortization		947,015,878		924,133,494

Net value		828,853,082		815,307,037
Land		39,744,498		39,696,349
Construction in progress		111,706,442		111,552,872
Fixed assets to be disposed of		1,193,425		1,035,242

Total	Ps.	981,497,447	Ps.	967,591,500

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the three-month periods ended March 31, 2010 and 2009 was Ps. 22,345,608 and Ps. 23,288,609, respectively.

9—DEBT:

In the period from January 1 to March 31, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	During the period from January 1 to March 31, 2010, Petróleos Mexicanos obtained U.S. $654,478 in nominal terms in loans made or guaranteed by export credit agencies (“ECAs”).

•	On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000.

•	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015; the second at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 Unidades de Inversión (“UDIs”) (equivalent to Ps. 2,040,220), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued Swiss franc 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

10—COMPREHENSIVE INCOME (LOSS):

Comprehensive income (loss) as of and for the three-month periods ended March 31, 2010 and 2009 is set forth below:

	March 31, 2010		March 31, 2009
Net income (loss) for the three-month period ended	Ps.	1,443,384	Ps.	(26,997,529)
Derivative financial instruments		(17,553)		(2,434,346)
Conversion effect		5,354,893		7,333,266
Deferred income tax effect		(467)		(3,596)

Comprehensive income (loss) as of the end of the period	Ps.	6,780,257	Ps.	(22,102,205)

11—COMMITMENTS:

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex and extending the original contract until 2027. As of March 31, 2010 and December 31 2009, the value of the nitrogen to be supplied during the term of these contracts was approximately Ps. 15,484,615 and Ps.17,309,316, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contract.

The estimated future payments under these contracts are as follows:

	As of March 31, 2010		As of December 31, 2009
2010	Ps.	1,296,276	Ps.	2,007,406
2011		1,880,347		2,022,583
2012		1,910,689		2,055,395
2013		1,284,733		1,392,635
2014		1,300,828		1,409,580
Over 5 years		7,811,742		8,421,717

Total	Ps.	15,484,615	Ps.	17,309,316

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of March 31, 2010, the estimated value of the nitrogen to be supplied during the remaining term of this contract amounted to Ps. 2,145,511. In the event of early termination of the contract, under the terms specified therein, PEMEX would be bound to pay only for services received and for certain non-recoverable expenditures of the counterparty.

The estimated future payments under this contract are as follows:

	As of March 31, 2010
Remainder of 2010	Ps.	610,480
2011		503,388
2012		503,388
2013		106,202
2014 to 2017		422,053

Total	Ps.	2,145,511

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of March 31, 2010, PEMEX had entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up until 2024, for a total contracted amount of U.S. $ 8,385,648.

At March 31, 2010 and 2009, PEMEX had contracts with several contractors for the development of various infrastructure works at an estimated total amount of Ps. 452,143,829 and Ps. 478,842,117, respectively.

12—CONTINGENCIES:

In the ordinary course of its business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2010 and December 31, 2009, the reserve for environmental remediation expenses totaled Ps. 5,918,260 and Ps. 6,032,931, respectively.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings, the final resolutions of which are pending as of the date of the issuance of these financial statements. As of March 31, 2010, the amount claimed in connection with these lawsuits totaled approximately Ps. 65,300,337, and PEMEX had accrued a reserve of Ps. 12,672,745 related to these contingent liabilities. The current status of the principal lawsuits and arbitration proceedings in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890.3 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025.1. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief in connection with a hearing to determine the amounts due to each party.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004-IV) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States). On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the Primer Tribunal Unitario en Materia Civil del Primer Circuito (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920.3 and Ps. 37,209.4. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897.7 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645.9 and Ps. 34,459.5, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. As of the date of this report, Pemex-Exploration and Production is seeking to have this action dismissed. On July 1, 2010, a hearing will be held. In addition, Pemex-Exploration and Production has filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court), requesting that the award be declared null and void. The resolution of this claim is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (“TGT”) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (“Asociación de Transportistas”) filed a claim (No. 271/2005-I) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a declaration that Pemex-Refining was in breach of a transportation agreement dated March 26, 1993, as well as the payment of related damages. Asociación de Transportistas is also seeking that Pemex-Refining authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign them a cargo. On April 29, 2008, a judgment was issued against Pemex-Refining. Pemex-Refining filed an appeal (No. 425/2008) against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit), which was granted on October 26, 2009. The plaintiff filed a form of constitutional relief known as an amparo (No. 696/2009) against this resolution before the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court), which affirmed the previous resolution in favor of Pemex-Refining. This proceeding has therefore concluded. In three other claims filed separately by Asociación de Transportistas against Pemex-Refining, judgments have been granted in favor of Pemex-Refining.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927.4 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136.8, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before a Tribunal Unitario del Décimo Circuito (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff’s. The court ordered that the pleadings filed by the plaintiff be analyzed. As of the date of this report, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. A constitutional hearing will be held on July 6, 2010. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing will be held on July 9, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, an expert’s opinion to be provided by the Federal Attorney General’s Office is still pending, and the matter remains under investigation.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit). A final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. A final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008,000, while the defendants’ expert claims that there are no damages. The trial is in the evidentiary stage, with the opinion of an independent expert still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was to be held on June 17, 2010.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

13—BUSINESS SEGMENT INFORMATION:

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of March 31, 2010 and for the three-month period then ended
Trade sales	Ps.	—	Ps.	124,750,093	Ps.	34,354,603	Ps.	6,680,935	Ps.	140,661,311	Ps.	—	Ps.	306,446,942
Intersegment sales		244,283,781		17,265,005		20,445,111		3,787,823		79,196,162		(364,977,882)		—
Services income		—		917,470		—		—		11,558,551		(11,047,781)		1,428,240
Gross income (loss)		190,278,985		(29,161,635)		1,175,628		(399,118)		12,409,559		(11,058,095)		163,245,323
Operating income (loss)		181,963,632		(41,537,664)		(1,514,445)		(3,930,905)		2,826,291		(248,260)		137,558,648
Net income (loss)		21,521,347		(22,816,193)		(303,925)		(4,261,316)		2,195,132		5,108,339		1,443,384
Comprehensive financing result		(9,167,768)		832,167		(1,085,972)		97,646		(4,908,551)		—		(14,232,478)
Depreciation and amortization		18,826,114		2,199,438		875,087		284,406		160,563		—		22,345,608
Cost of employee benefits		9,904,000		10,008,025		2,033,945		2,753,495		4,713,355		—		29,412,819
Taxes and duties		170,088,488		1,438,011		123,411		79,172		309,917		—		172,039,000
Total assets		1,440,326,151		505,480,444		144,448,434		90,126,898		1,788,501,445		(2,643,616,704)		1,325,266,667
Current assets		706,789,407		318,241,426		101,164,125		71,791,553		881,764,550		(1,751,743,687)		328,007,374
Investments in shares and securities		637,016		157,094		1,522,245		—		384,229,920		(377,417,303)		9,128,972
Fixed assets		730,359,498		186,251,453		41,495,412		17,078,388		9,287,229		(2,974,534)		981,497,447
Acquisitions of fixed assets		34,961,779		1,495,604		295,353		343,917		33,074		—		37,129,727
Current liabilities		423,224,579		269,648,154		39,887,663		13,213,983		1,209,351,900		(1,740,451,847)		214,874,432
Reserve for employee benefits		204,444,056		201,533,449		50,357,382		55,655,998		80,513,899		—		592,504,784
Total liabilities		1,160,289,027		508,917,809		97,844,096		69,773,252		1,819,115,056		(2,263,759,569)		1,392,179,671
Equity		280,037,124		(3,437,365)		46,604,338		20,353,646		(30,613,612)		(379,857,134)		(66,913,004)

As of March 31, 2009 and for the three-month period then ended
Trade sales	Ps.	—	Ps.	98,099,496	Ps.	30,228,843	Ps.	4,654,201	Ps.	92,019,253	Ps.	—	Ps.	225,001,793
Intersegment sales		161,851,982		13,117,858		15,764,225		7,660,777		49,272,766		(247,667,608)		—
Services income		—		913,526		—		—		765,488		(289,031)		1,389,983
Gross income (loss)		108,410,470		3,767,167		3,254,103		(2,758,974)		11,136,085		(8,362,811)		115,446,040
Operating income (loss)		100,392,762		(6,133,383)		299,728		(5,147,083)		2,442,092		1,368,500		93,222,616
Net income (loss)		(14,226,947)		(13,347,431)		1,110,865		(4,995,574)		(36,069,194)		40,530,752		(26,997,529)
Comprehensive financing result		(18,206,743)		(5,349,770)		563,445		30,610		2,691,706		—		(20,270,751)
Depreciation and amortization		19,994,454		2,009,104		838,156		284,428		162,467		—		23,288,609
Cost of employee benefits		8,220,302		8,112,692		1,813,798		2,244,443		3,701,320		—		24,092,555
Taxes and duties		95,713,782		634,662		41,521		60,015		446,815		—		96,896,795
Total assets		1,130,747,478		380,806,204		134,596,855		74,462,812		1,999,095,618		(2,415,754,426)		1,303,954,541
Current assets		500,128,477		199,151,632		90,579,703		57,622,694		1,106,624,869		(1,550,461,316)		403,646,059
Investments in shares and securities		402,563		157,094		1,737,637		—		40,345,855		(31,038,800)		11,604,349
Fixed assets		630,068,293		178,811,559		41,939,957		16,427,219		9,130,788		—		876,377,816
Acquisitions of fixed assets		92,407,764		(80,235)		(1,017,169)		294,392		445,526		—		92,050,278
Current liabilities		160,575,155		188,108,161		32,947,684		6,521,363		863,882,779		(1,067,109,652)		184,925,490
Reserve for employee benefits		172,251,543		172,608,972		43,357,437		47,751,350		67,889,930		—		508,859,232
Total liabilities		872,066,996		409,805,280		85,855,629		55,440,054		1,958,414,970		(2,087,259,380)		1,294,323,549
Equity		258,680,482		(28,999,076)		48,741,226		19,022,758		40,680,648		(328,495,046)		9,630,992

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of December 31, 2009
Total assets	Ps.	2,983,699,608	Ps.	496,044,407	Ps.	133,497,604	Ps.	86,943,440	Ps.	1,802,500,251	Ps.	(4,170,648,131)	Ps.	1,332,037,179
Acquisitions of fixed assets		173,104,870		24,950,814		2,120,178		2,198,130		1,368,691		—		203,742,683
Current assets		2,269,247,725		308,544,174		89,660,926		69,107,983		904,063,806		(3,290,927,924)		349,696,690
Investments in shares and securities		610,032		157,094		1,503,374		—		375,193,677		(367,701,776)		9,762,401
Fixed assets		711,503,482		186,970,987		42,128,005		17,488,295		9,500,731		—		967,591,500
Current liabilities		2,004,499,026		248,243,821		32,420,053		9,493,321		1,228,678,446		(3,280,374,275)		242,960,392
Reserve for employee benefits		198,641,039		195,906,527		49,111,151		53,968,743		78,573,474		—		576,200,934
Total liabilities		2,728,866,519		484,186,579		89,416,127		64,252,478		1,835,102,671		(3,802,947,175)		1,398,877,199
Equity		254,833,089		11,857,828		44,081,477		22,690,962		(32,602,420)		(367,700,956)		(66,840,020)

14—SUBSEQUENT EVENTS:

On June 28, 2010, the Mexican peso-U.S. dollar exchange rate was Ps. 12.7141 per U.S. dollar, which represents a 3.11% depreciation in dollar terms as compared to the March 31, 2010 exchange rate, which was Ps. 12.3306. On June 28, 2010, the weighted average price of the crude oil exported by PEMEX was U.S. $68.41 per barrel; this price decreased by approximately 8.03% as compared to the average price as of March 31, 2010, which was U.S. $74.38 per barrel.

In the period from April 1 to June 28, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	During the period from April 1 to June 28, 2010, Petróleos Mexicanos obtained U.S. $293,727 in nominal terms in loans made or guaranteed by ECAs.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed rate for 337,670,900 UDIs (equivalent to Ps. 1,500,000), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

BY:	/S/ ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: July 13, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.